AIG Life and Retirement 21650 Oxnard Street Suite 750 Woodland Hills, CA 91367 www.aig.com	January 15, 2021 VIA EDGAR & E-MAIL Mr. Jeff Foor U.S. Securities and Exchange Commission Division of Investment Management 100 F. Street. N.E. Washington, D.C. 20549
Manda Ghaferi Vice President & Deputy General Counsel T + 1 310 772 6545 MGhaferi@aig.com

Re:	Variable Separate Account (“Registrant”)

American General Life Insurance Company (“Depositor”)

Polaris Platinum III Variable Annuity

Post-Effective Amendment No. 26 and Amendment No. 26 on Form N-4

File Numbers: 333-185762 and 811-03859

Dear Mr. Foor:

We are contacting you regarding the above Post-Effective Amendment No. 26 (the “Template filing”) filed pursuant to Rule 485(a) on January 15, 2021.

The purpose of the Template filing is to conform to the new disclosure and format requirements of the amended Form N-4. The format and type of the disclosure changes made in the Template filing are substantially identical to disclosure changes that we intend to make in Depositor’s other variable annuity products registered on Form N-4 (“Replicate filings”).

We believe the Template filing is a fair representation of the Replicate filings and reflects the depositor’s overall approach to complying with the new and amended items required under the amended Form N-4.

The substance of the disclosures in the Replicate filings were previously reviewed by the SEC staff or are otherwise consistent with the requirements of Rule 485(b). One of the Replicate filings is an advisory share-class version of the Template filing. We will incorporate applicable changes to the advisory share-class version to resolve any comments the SEC staff may provide specifically to such Replicate filing.

Pursuant to Rule 485(b)(1)(vii), we respectfully request to use the format and type of the disclosure changes in the Template filing for the Replicate filings.

Below are the file numbers for the Replicate filings:

Issuing Life Company: American General Life Insurance Company

Product Name	File Numbers
Polaris Preferred Solution	333-185778 and 811-03859
Polaris Advisory	333-223017 and 811-03859
Polaris Retirement Protector	333-185787 and 811-03859
Polaris	333-185798 and 811-03859
Polaris II	333-185799 and 811-03859
Polaris Choice IV	333-185784 and 811-03859
Polaris Choice II Polaris Choice III	333-185837 and 811-03859
Polaris Choice III	333-185840 and 811-03859

Polaris Platinum II	333-185838 and 811-03859
Polaris Platinum II	333-185775 and 811-03859
Seasons Select II	333-185804 and 811-07727
Polaris Platinum O-Series	333-185790 and 811-09003
Polaris II A-Class Polaris II A-Class Platinum Series	333-185807 and 811-09003
Polaris II A-Class Platinum Series	333-185795 and 811-09003

Issuing Life Company: The United States Life Insurance Company in the City of New York

Product Name	File Numbers
Polaris Platinum III	333-178841 and 811-08810
Polaris Preferred Solution	333-178845 and 811-08810
Polaris Retirement Protector	333-178849 and 811-08810
Polaris Platinum O-Series	333-178843 and 811-08810

Issuing Life Company: The Variable Annuity Life Insurance Company

Product Name	File Numbers
Polaris Platinum Elite	333-201800 and 811-03240

The Depositor and the Registrant undertake to make the following representations in support of this request:

•

The format and type of the disclosure changes in the Template filing have been made to comply with the amendments to Form N-4 and are substantially identical to the format and type of disclosure changes that will be made in the Replicate filings.

•	The Replicate filings will incorporate changes made to the disclosure included in the Template filing to resolve any staff comments thereon.
•	The Replicate filings will not include any other changes that would otherwise render them ineligible for filings under rule 485(b).

Should you have any questions or need any additional information concerning the Registration Statement, please do not hesitate to contact me at (310) 772-6545.

Very truly yours,

/s/ Manda Ghaferi

Manda Ghaferi